EXHIBIT 1

Ultrapetrol Announces Appointment of Mr. Sebastian Villa to Board of Directors

NASSAU, Bahamas, Nov. 30, 2015 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business, and Ocean Business), announced today the appointment of Mr. Sebastián Villa to the Company's Board of Directors. The addition of Mr. Villa will increase the Board's membership to six.

Mr. Sebastián Villa is a Member of the Executive Committee of Southern Cross Group. He has served as a Board Member of HotelDO, MMCinemas, Planigrupo, Javer, MorePharma, and the Port of Barranquilla. Prior to joining Southern Cross, Mr. Villa held positions at Three Cities Research, a New York-based private equity firm, at Boston Consulting Group's Buenos Aires and Santiago offices, and at Royal Dutch Shell in Buenos Aires. Mr. Villa holds an Economics degree from the Universidad de San Andres, Buenos Aires and an MBA from Columbia University.

Horacio Reyser, Chairman of Ultrapetrol, commented, "We are proud to welcome Sebastián Villa to Ultrapetrol's Board of Directors, where we expect to greatly benefit from his extensive experience throughout the region, and particularly in South American maritime trade. We believe that there is a great deal of value in Ultrapetrol, and the addition of Sebastián Villa to the Company's Board of Directors will support our efforts to unlock that value for the benefit of all shareholders."

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soy bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

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